FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934

For the period March 3, 2009
Commission File Number: 0-28542

                             ICTS International N.V.
                             -----------------------
                 (Translation of registrant's name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F X          Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____ Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ___       No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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Item 5.03   Amendment to Articles of Incorporation or Bylaws; Change of Fiscal
            Year

At the annual meeting the shareholders held on December 17, 2008, the shareholders approved an amendment to the Articles of Association of the Company by striking out, in its entirety, Article 13, Section 5 relating to the retirement age of 72 of officers and directors. Under Dutch law, this maximum age ceased to apply in April, 2003. The amendment became effective when filed March 3, 2009 under the Dutch law.

ITEM 9.01   Financial Statement and Exhibits

Exhibit (d)-1

Copy of Amendment to the Article of Association of the Company.


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                                   SIGNATURES
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ICTS INTERNATIONAL N.V.

                                                  By: /s/ Avraham Dan
                                                      ---------------
                                                  Avraham Dan, Managing Director

Dated: April 22, 2009